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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                 AMENDMENT NO. 4

                                       TO

                                 SCHEDULE 13E-3

                        RULE 13e-3. TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                           EDISON CONTROL CORPORATION
                           --------------------------
                              (Name of the Issuer)


                           EDISON CONTROL CORPORATION
                            CONSTRUCTION FORMS, INC.
                               WILLIAM B. FINNERAN
                                ALAN J. KASTELIC
                       ----------------------------------
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   280883 10 9
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                             -----------------------

                           EDISON CONTROL CORPORATION
                               777 MARITIME DRIVE
                                  P.O. BOX 308
                      PORT WASHINGTON, WISCONSIN 53074-0308
                            TELEPHONE (262) 268-6800
               --------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notice and Communications on
                       Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

          Transaction Valuation*                Amount of Filing Fee**
        --------------------------            --------------------------
                $3,421,486                               $685

* The transaction valuation was based upon (i) the product of 474,950 shares of Edison Control Corporation Common Stock at a per share price of $7.00 and (ii) the termination of options to purchase 27,334 shares of Common Stock at an aggregate cost of $96,836.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50th of 1% of the transaction valuation.

[X]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $685             Filing Party:    Edison Control
                                                               Corporation

Form or Registration No.:    Schedule 14A     Date Filed:      April 24, 2003

     This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Edison Control Corporation, a New Jersey corporation ("EDCO"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (ii) Construction Forms, Inc., a wholly owned subsidiary of EDCO; (iii) William B. Finneran, a natural person and beneficial owner of approximately 67% of EDCO's outstanding common stock prior to the consummation of the going private transaction; and (iv) Alan J. Kastelic, a natural person and beneficial owner of approximately 4% of EDCO's outstanding common stock prior to the consummation of the going private transaction. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the one-for-66,666 reverse stock split.

     1,507,486 shares of EDCO common stock were represented at the Special Meeting of Shareholders held on July 31, 2003 in person or by proxy (representing approximately 92% of the total outstanding shares of common stock). Of those 1,507,486 shares, 1,484,238 shares were voted in favor of the reverse stock split and 11,000 shares were voted against the reverse stock split.

     On August 1, 2003, EDCO filed a Certificate of Amendment with the Secretary of State of New Jersey to effect the reverse stock split, to become effective as of the opening of business on August 5, 2003. As a result of the effectiveness of the reverse stock split, fractional shares of less than one share that would otherwise have resulted from the reverse stock split represent solely the right to receive cash at the price of $7.00 per whole share of common stock outstanding immediately prior to the effectiveness of the reverse stock split. EDCO will be filing a Form 15 with the Securities and Exchange Commission to cease reporting as a public company.

     Pursuant to General Instructions F and G to Schedule 13E-3, the definitive Proxy Statement of Edison Control Corporation, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety.

Item 16.  Exhibits

Regulation M-A
Item 1016
--------------
    (a)(6) Press release of Edison Control Corporation, dated July 31, 2003 (incorporated by reference to current report on Form 8-K filed by Edison Control Corporation on July 31, 2003).



                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2003

                                      EDISON CONTROL CORPORATION


                                      By: /s/ Alan J. Kastelic
                                          -------------------------------------
                                          Name:   Alan J. Kastelic
                                          Title:  President and Chief Executive
                                                  Officer

                                      CONSTRUCTION FORMS, INC.


                                      By: /s/ Alan J. Kastelic
                                          -------------------------------------
                                          Name:   Alan J. Kastelic
                                          Title:  President and Chief Executive
                                                  Officer


                                      By: /s/ William B. Finneran
                                          -------------------------------------
                                          Name:   William B. Finneran


                                      By: /s/ Alan J. Kastelic
                                          -------------------------------------
                                          Name:   Alan J. Kastelic